PHILIP K. HOLL

SECRETARY AND

ASSOCIATE GENERAL COUNSEL

September 29, 2010

Larry Green, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments Received
TCW Funds, Inc. Post-Effective Amendment No. 58

Dear Mr. Greene,

In connection with a response being made on behalf of TCW Funds, Inc. (the “Fund”) to comments you provided with respect to the Fund’s Post-Effective Amendment No. 58 (the “PEA”), the Fund hereby acknowledges that:

The Fund is responsible for adequacy and accuracy of the disclosure contained in the PEA.

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA; and

The Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Prospectus

1.	The Fund should consider whether climate change risk disclosure should be added.

The Fund does not believe that climate change will have any material impact on the Fund or its investment portfolio in the foreseeable future and such risk disclosure will not be added.

2.	The Fund should consider whether to add additional disclosure regarding derivatives and the risks associated with investment in derivatives.

Although the Fund may invest in options and futures, such investments are not material to its investment objective. As a result, the Fund believes the disclosure contained in its Statement of Additional Information is adequate.

3.	The Fund should add the disclosure requested by Item 3(f)(i) in the event the fees and expenses incurred indirectly by the Fund as a result of investment in one or more acquired funds exceeds 0.01 percent (one basis point).

The Fund does not anticipate that its limited investment in ETFs will result in indirect expenses of such investment exceeding 0.01 percent (1 basis point) and, as a result, the additional disclosure required by Item 3(f)(i) will not be added.

4.	Additional disclosure should be added in the event the expense reimbursement/fee waiver has a “claw back.”

The Fund’s expense reimbursement/fee waiver does not have a “claw back” and, as a result, no such disclosure will be added.

5.	Footnote 1 in the Fund Expense Table stating that expenses are estimated and that the Fund is newly organized and has no operating listing should be deleted.

Footnote 1 will be deleted.

6.	The disclosure relating to the expense reimbursement/fee waiver should be amended to conform to Item 3(e).

The expense reimbursement/fee waiver will be amended to conform to the requirements of Item 3(e).

7.	Under “Principal Investment Strategies” add disclosure that shareholders will be notified in writing at least 60 days in advance of any change to its investment policy.

The disclosure will be amended to require notice be given in writing at least 60 days in advance of any change to its investment policy.

8.	Under “Principal Investment Strategies” add additional disclosure regarding investment in unsponsored ADRs if warranted.

The Fund does not intend to invest in unsponsored ADRs and, as a result, no additional disclosure regarding unsponsored ADRs will be added.

9.	Under “Principal Investment Strategies” and “Principal Risks” add additional disclosure regarding investment in emerging market countries, if warranted.

Because the Fund may invest up to 10% of its total assets in emerging market equity securities, disclosure regarding investment in emerging market securities will be added to the “Principal Investment Strategies” section and risk disclosure added to the “Principal Risks” section.

10.	The section titled “Tax Information” should be amended to conform to Item 7.

The disclosure under “Tax Information” will be amended to conform to Item 7.

11.	In the section titled “Price Volatility Risk” in the first paragraph delete “a portion of” in the third line.

The referenced phrase will be deleted.

12.	In the section titled “Market Risk” reference the impact that the Dodd-Frank Act will have on the Fund’s operations.

The section will be amended to reflect that the Dodd-Frank Act, through statutory provisions, rulemaking directives and required studies could impact the Fund by (i) provisions impacting the regulatory framework; (ii) provisions impacting the Fund as an investor; (iii) enhancements to the enforcement authority of the SEC; (iv) risk regulation of “systemically important” financial institutions and (v) mandated studies that may have further effects on the Fund.

13.	In the section titled “Multiple Class Structure” the reference to dividends should be deleted.

The reference to dividends in this section will be deleted and the section titled “Distributions and Taxes” modified to reflect that dividends for the two classes will differ because of differing expense ratios.

14.	The section titled “Buying Shares” should be amended to state whether the Fund has appointed an Anti-Money Laundering Compliance Officer.

The section will be amended to reflect that the Fund has adopted an Anti-Money Laundering Compliance Program as required by the USA PATRIOT ACT and appointed an Anti-Money Laundering Compliance Officer.

Statement of Additional Information

15.	In the section titled “Officers and Directors” the disclosure regarding whether a committee member is independent or interested should be added.

Disclosure will be added reflecting whether a committee member is independent or interested.

16.	The section titled “Disclosure of Portfolio Information” should be revised to conform to the requirements of Item 16(f).

The disclosure contained in the section titled “Disclosure of Portfolio Information” will be modified to conform to the requirements of item 16(f).

Should you have any questions feel free to telephone the undersigned at (213) 244-0290.

Sincerely,

/s/ Philip K. Holl

Philip K. Holl

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